EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
FEBRUARY 22, 2005

LJ INTERNATIONAL CONFIRMS FOURTH QUARTER AND FULL YEAR
2004 GUIDANCE, NOTES CHINA EXPANSION

Company Opens 2 Shanghai Stores with 3rd on Way, Says Hong Kong Store
Already Profitable

HONG KONG and LOS ANGELES, CA, February 22, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today reiterated its earlier revenue and earnings guidance for the fourth quarter and year ending December 31, 2004. It also gave an update on its fast-growing China division, ENZO, which is now operating two stores in Shanghai and one in Hong Kong, with a third Shanghai store expected to open in February.

For the fourth quarter of 2004, LJI said it expects revenue to total between $22 and $24 million with earnings per fully diluted share of $0.05. This would represent a sales increase of 19% to 30% over the fourth quarter of 2003.

For all of 2004, the Company projects revenue between $74 and $76 million, which would represent a 28% to 31% gain above sales for 2003. It expects earnings per fully diluted share in 2004 to be approximately $0.22, representing a 17% increase over last year.

LJ Continues Successful Expansion into China
LJI is continuing its aggressive expansion into the rapidly growing Chinese consumer market, both through its own retail outlets and supplier relationships with the nation’s leading retailers. Among the latter, its partners include the multinational retailer Carrefour and China Commerce Group operator of several retail outlets including the upscale ''China Friendship Shops,’’ Hualian department stores and Juntai department stores.

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LJI’s first China store, a 5,000-square-foot upscale outlet in Hong Kong’s jewelry district, opened last March and is already profitable. In Shanghai, the Company has followed its initial opening in November 2004 with a second store. With sales in Shanghai strong after just two months, LJI now plans to open a third store in that city by the end of March. Current trends indicate that the Company should be able to reach a goal of 10 new store openings during 2005.

“Everything is on track in the execution of our China growth plan,” said LJI Chairman and CEO Yu Chuan Yih. “The ENZO stores have been extremely well-received by the high-end consumers we are targeting and LJI products are selling well through China’s major retail outlets. While we are successfully establishing our brand and distribution network in China, the nation’s retail market continues to grow at double-digit rates. So we are both gaining share in this market and taking advantage of its overall growth. As we get a clearer picture of 2005, it also appears that the current year’s expansion will be at least as robust as that of 2004, both for the market as a whole and for LJI.”

Retail Market in China Expected to Represent Third Largest in the World
Mr. Yih pointed to a January 2005 BusinessWeek report showing just how much the Chinese retail market has been growing. The magazine noted that China’s retail business in general has risen 15% annually for the past 20 years to reach some $628 billion in 2004, making it the third largest market in the world. LJI retailing partner Carrefour is now ranked fifth among retailers in China, with some 240 stores there doing $1.8 billion in sales. It plans to open as many as 150 stores in 2005. BusinessWeek reports that Wal-Mart is now up to 16th in rank, with plans to open 10 more stores this year and another 40 within the next five. The expansion of foreign-based chains, including those with strong ties to LJI, is being spurred by the Chinese government’s move during December to end most restrictions on the stores, including limits on where they could locate and the share of foreign ownership.

If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

For more information on LJI, go to its Web Site at http://www.ljintl.com .

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Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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